EXHIBIT 21

SUBSIDIARIES OF SPARTAN MOTORS, INC.

Name of Subsidiary	Jurisdiction of Incorporation

Spartan Motors Chassis, Inc.	Michigan, United States

Crimson Fire, Inc.*	South Dakota, United States

Road Rescue, Inc.	South Carolina, United States

Crimson Fire Aerials, Inc.	Pennsylvania, United States

Utilimaster Holdings, Inc.	Delaware, United States

- Utilimaster Corporation (100% owned by Utilimaster Holdings, Inc.)	Delaware, United States

- Utilimaster Canada Limited (100% owned by Utilimaster Holdings, Inc.)	Ontario, Canada

*Formerly also did business under the names Luverne Fire Apparatus Co., Ltd. and Quality Manufacturing Inc.